UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

Green Brick Partners, Inc.
(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)

392709101
(CUSIP Number)

Greenlight Capital, Inc. 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Barry N. Hurwitz Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110 (617) 951-8000

January 25, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 8,985,956
9 Sole Dispositive Power 0
10 Shared Dispositive Power 8,985,956
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,985,956
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 17.7%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 9,132,712
9 Sole Dispositive Power 0
10 Shared Dispositive Power 9,132,712
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,132,712
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 18.0%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,807,557
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,807,557
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,807,557
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 5.5%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 6,325,155
9 Sole Dispositive Power 0
10 Shared Dispositive Power 6,325,155
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,325,155
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 12.5%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 8,922
8 Shared Voting Power 18,118,668
9 Sole Dispositive Power 8,922
10 Shared Dispositive Power 18,118,668
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,127,590
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 35.8%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 15 TO SCHEDULE 13D

This Amendment No. 15 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of Green Brick Partners, Inc. (f/k/a BioFuel Energy Corp.), a Delaware corporation (the “Issuer” or the “Company”), 2805 Dallas Parkway, Suite 400, Plano, Texas 75093, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007, as amended by Amendment No. 1 filed with the Commission on May 4, 2010, Amendment No. 2 filed with the Commission on September 27, 2010, Amendment No. 3 filed with the Commission on September 27, 2010, Amendment No. 4 filed with the Commission on December 17, 2010, Amendment No. 5 filed with the Commission on February 8, 2011, Amendment No. 6 filed with the Commission on April 8, 2011, Amendment No. 7 filed with the Commission on September 6, 2012, Amendment No. 8 filed with the Commission on March 28, 2014, Amendment No. 9 filed with the Commission on June 13, 2014, Amendment No. 10 filed with the Commission on July 16, 2014, Amendment No. 11 filed with the Commission on October 29, 2014, Amendment No. 12 filed with the Commission on July 1, 2015, Amendment No. 13 filed with the Commission on November 16, 2017 and Amendment No. 14 filed with the Commission on July 5, 2018.

This Amendment is being filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), DME Advisors, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“Advisors”), DME Capital Management, LP, a Delaware limited partnership of which Advisors GP is the general partner (“DME CM”), and Mr. David Einhorn (the “Principal” and, together with Greenlight Inc., Advisors GP, Advisors and DME CM, the “Reporting Persons”).  Mr. Einhorn is the principal of each of Greenlight Inc., Advisors GP, Advisors and DME CM. Mr. Einhorn is also a Director of the Issuer.

Greenlight Inc. acts as investment advisor for Greenlight Capital Offshore Partners, Ltd. (“GCOP, Ltd.”). DME CM acts as investment advisor for Greenlight Capital Offshore Master, Ltd. (“GCOM”) and manages a portfolio for a private fund (the “Sub-Account”).  DME acts as investment advisor for Solasglas Investments, LP (“SILP”).  GCOP, Ltd., GCOM, the Sub-Account, SILP and the Reporting Persons are referred to herein collectively as “Greenlight.”  Holdings reported herein reflect a prior reallocation of the shares of Common Stock in connection with an internal reorganization that was exempt from reporting under Rule 16a-13, in which there was no change in any Reporting Person’s pecuniary interests in the shares of Common Stock.

The filing of this Amendment shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of Common Stock reported herein.  Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership except to the extent of its pecuniary interest in any such shares, if applicable.

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in this Schedule 13D, as previously amended.

This Amendment is being filed to amend and supplement Items, 4, 5, 6 and 7 as follows:

Item 4. Purpose of the Transaction

On January 25, 2021, in connection with a registered public secondary offering (the “Secondary Offering”) of shares of Common Stock, Greenlight entered into an Underwriting Agreement (the “Underwriting Agreement”) with Barclays Capital Inc. and Goldman Sachs & Co. LLC (the “Underwriters”) and the Company.  Pursuant to the Underwriting Agreement, Greenlight agreed to sell an aggregate of 6,000,000 shares of Common Stock to the Underwriters at a price of $20.55 per share (the “Per Share Price”).  Greenlight also granted the Underwriters a 30-day option to purchase up to 900,000 additional shares of Common Stock at the Per Share Price.  The Underwriting Agreement contains customary representations, covenants and closing conditions, including that Greenlight enter into a lock-up agreement (the “Lock-up Agreement”) restricting Greenlight’s ability to sell or otherwise transfer shares of Common Stock during the 90-day period following the closing of the Secondary Offering.  The Secondary Offering closed on January 27, 2021.  In addition, on January 25, 2021, Greenlight sold an aggregate of 850,000 shares of Common Stock to the Sub-Account at the same Per Share Price in a simultaneous registered public offering (the “Simultaneous Offering”).  The foregoing description of the Underwriting Agreement and Lock-up Agreement included therein does not purport to be complete and is qualified in its entirety by reference to such agreements, which are incorporated herein by reference to Item 7.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-13 of the cover pages.

The percentages reported herein are based on a statement in a prospectus supplement filed by the Issuer with the SEC on January 25, 2021 that there were 50,661,919 shares of Common Stock outstanding as of December 31, 2020.

(c) On January 25, 2021, in connection with the Secondary Offering described in Item 4, Greenlight agreed to sell an aggregate of 6,000,000 shares of Common Stock to the Underwriters at the Per Share Price.  The Secondary Offering closed on January 27, 2021.  Of the shares sold in the Secondary Offering, 3,318,684 shares were sold for the account of GCOP, Ltd., 2,022,080 shares were sold for the account of GCOM and 659,236 shares were sold for the account of SILP.  On January 25, 2021, in connection with the Simultaneous Offering described in Item 4, Greenlight also sold an aggregate of 850,000 shares of Common Stock to the Sub-Account at the Per Share Price. Of the shares sold in the Simultaneous Offering, 528,181 shares were sold for the account of GCOP, Ltd. and 321,819 shares were sold for the account of GCOM.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

99.1  The Underwriting Agreement is incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Company with the SEC on January 27, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 27, 2021

Greenlight Capital, Inc.

By:     /s/ Daniel Roitman
   Daniel Roitman
   Chief Operating Officer

DME Advisors GP, L.L.C.

By:      /s/ Daniel Roitman
   Daniel Roitman
   Chief Operating Officer

DME Advisors, L.P.

By:      /s/ Daniel Roitman
   Daniel Roitman
   Chief Operating Officer

DME Capital Management, LP

By:      /s/ Daniel Roitman
   Daniel Roitman
   Chief Operating Officer

/s/ Daniel Roitman**
Daniel Roitman, on behalf of David Einhorn

** The Power of Attorney executed by David Einhorn, authorizing the signatory to sign and file this report on David Einhorn’s behalf, filed as Exhibit 99.1 to the Schedule 13D filed with the Securities and Exchange Commission on August 29, 2019 by the Reporting Persons with respect to the common units of CONSOL Coal Resources, is hereby incorporated by reference.